BBA Aviation plc

London W1K 6TL www.bbaaviation.com
UK

09045356

RECEIVED

2009 FEB 18 A 11:55

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA

BBA Aviation

SUPPL

30 January 2009

Dear Sirs

BBA Aviation plc – Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i) copies of the following documents required to be furnished and which are not published on the Company's website:

Documents filed with Companies House

	Date of Filing	Document Type	Description
1	16 January 2009	Form 288a	Appointment of Director
2	16 January 200[redacted]	[redacted]orm 288b	Resignation of Director

Yours faithfully

Alice Hammond
Assistant Company Secretary

PROCESSED
MAR 02 2009
THOMSON REUTERS

Enclosures

2000

288a

RECEIVED

2009 FEB 18 A 11:57

Please complete in typescript, or in bold black capitals.

CHFP010

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 53688

Company Name in full BBA AVIATION PLC

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	09 01 2009
† Date of Birth (Day Month Year)	06 03 1948
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	MR
* Honours etc	
Forename(s)	PETER GERVIS
Surname	RATCLIFFE
Previous forename(s)	
Previous surname(s)	
Usual residential address	1433 Nathan Lane
Post town	Ventura
Postcode	93001
County / Region	California
Country	United States
† Nationality	British
† Business occupation	Retired
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature Peter Ratcliffe **Date** 8th January 2009

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 15 JANUARY 2009

(**~~a director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs A Hammond, BBA Aviation plc, 20 Balderton Street,
London W1K 6TL
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 53688

† Directors only.

† Other directorships: 2 additional pages attached

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five yea[redacted]

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 53688

Company Name in full BBA AVIATION PLC

Name PETER GERVIS RATCLIFFE

Company Name	Resignation
Carnival PLC	

PETER GERVIS RATCLIFFE

OTHER DIRECTORSHIPS

	Appointed	Resigned
P&O Princess Cruises Pension Trustee Limited	14/09/2000	
Cunard Line Limited	02/04/2004	
Princess Cruises Limited	09/11/1995	06/03/2008
P&O Cruises Australia Limited	29/02/2000	06/03/2008
Princess Cruises (1978) Limited	29/02/2000	06/03/2008
Silsub Limited	29/03/2000	06/03/2008
P&O Princess Cruises International Limited	26/09/2000	06/03/2008
P&O Cruises Fleet Management Limited	05/02/2001	06/03/2008
Princess Tours Limited —	05/02/2001	06/03/2008

2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 53688

Company Name in full BBA AVIATION PLC

	Day	Month	Year
Date of termination of appointment	08	01	2009

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: MR   * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): BRUCE

Surname: VAN ALLEN

	Day	Month	Year
† Date of Birth	27	07	1955

2009 FEB 18 A 11:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 13 January 2009

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mrs A Hammond, BBA Aviation plc, 20 Balderton Street,
London W1K 6TL

Tel

DX number   DX exchange

END

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**